Exhibit 99.1

TransAlta Announces 6% Common Share Dividend Increase and Sale of Assets to TransAlta Renewables

CALGARY, AB, Dec. 23, 2020 /CNW/ - TransAlta Corporation (TSX: TA) (NYSE: TAC) ("TransAlta" or the "Company") is pleased to announce that its Board of Directors approved a 6 per cent increase on its common share ("Common Share") dividend for the quarter ending March 31, 2021.  The quarterly dividend of $0.045 per Common Share represents an annualized dividend of $0.18 per Common Share, an increase of $0.01 per Common Share.

The Company also announced that it had entered into definitive agreements for the acquisition by TransAlta Renewables Inc. ("TransAlta Renewables") (TSX: RNW) of:

  a 100 per cent direct interest in the 207 MW Windrise wind project located in the Municipal District of Willow Creek, Alberta;
  a 49 per cent economic interest in the 137 MW Skookumchuck wind facility located across Thurston and Lewis Counties in Washington State; and
  a 100 per cent economic interest in the 29 MW Ada cogeneration facility located in Ada, Michigan.

The portfolio has an average weighted contract life of approximately 19 years.

"TransAlta's overall business continues to perform firmly against our strategy.  We are pleased to announce the transfer of our latest renewables and cogeneration investments to TransAlta Renewables to deliver our Clean Energy Investment Plan and our overall commitment to an E2SG framework.  TransAlta shareholders are in a position to benefit by our ongoing growth of TransAlta Renewables and the ability to increase TransAlta's common share dividend for a second year in a row", commented Dawn Farrell, President and Chief Executive Officer of TransAlta.

"As we look towards 2021, this dividend increase for common shareholders demonstrates our confidence in our strategy along with our strengthened cash flows resulting from our ownership in TransAlta Renewables, our increasing cash flows from our post-PPA hydro fleet and the anticipated benefits from our conversion investments that are underway.  This furthers our commitment of returning 10 to 15 per cent of deconsolidated funds from operations to common shareholders," added Dawn Farrell, President and Chief Executive Officer of TransAlta.

The total acquisition value for the portfolio of assets is expected to be $439 million, which includes the remaining construction costs for the Windrise wind project. TransAlta Renewables will fund the acquisition and remaining construction costs with the proceeds from the South Hedland financing completed earlier this year. Closing of the transaction is subject to satisfaction of closing conditions and is expected to be completed early in 2021.

Dividend Declaration
The Board declared a quarterly dividend of $0.045 per Common Share payable on April 1, 2021 to shareholders of record at the close of business on March 1, 2021, which represents a 6 per cent increase to the current dividend of $0.0425 per Common Share.

The Board also declared the following quarterly dividend on its Cumulative Redeemable Rate Reset First Preferred Shares for the period starting from and including December 31, 2020 up to but excluding March 31, 2021:

Preferred Shares	TSX Stock Symbol	Dividend Rate	Dividend Per Share	Record Date	Payment Date
Series A	TA.PR.D	2.709%	$0.16931	March 1, 2021	March 31, 2021
Series B*	TA.PR.E	2.139%	$0.13186	March 1, 2021	March 31, 2021
Series C	TA.PR.F	4.027%	$0.25169	March 1, 2021	March 31, 2021
Series E	TA.PR.H	5.194%	$0.32463	March 1, 2021	March 31, 2021
Series G	TA.PR.J	4.988%	$0.31175	March 1, 2021	March 31, 2021

*Please note the quarterly floating rate on the Series B Preferred Shares will be reset every quarter.

About TransAlta:
TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and has been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management, having recently achieved an A- score from CDP.

For more information about TransAlta, visit its website at transalta.com.

Forward-Looking Statements:

This news release contains forward-looking statements within the meaning of applicable securities laws. The use of any of the words "continue", "may", "will", "propose", and similar expressions are intended to identify forward-looking information or statements. More particularly, and without limitation, this news release contains forward-looking statements and information relating to: the sale to TransAlta Renewables of the Windrise wind project and economic interests in the Skookumchuck wind project and the Ada cogeneration facility, including the total acquisition cost and remaining construction cost for Windrise; the closing of the transaction with TransAlta Renewables and timing thereof; TransAlta's strengthened cash flows resulting from its ownership in TransAlta Renewables; the increasing cash flows from post-PPA hydro fleet; and the anticipated benefits from our coal-to-gas conversions.  These forward-looking statements are based on a number of assumptions considered by the Company to be reasonable as of the date of this news release, and are subject to a number of risks and uncertainties that may cause actual performance, events or results to differ materially from those contemplated by the forward-looking statements, which include: construction risks at Windrise, including cost overruns or project delays, including those that may be caused by force majeure; the market price risk, particularly as it pertains to the Alberta hydro assets; the regulatory environment and the impact of climate change legislation on TransAlta's generating fleet; and other risk factors contained in the Company's Annual Information Form and Management's Discussion and Analysis for the year end dated December 31, 2019, filed under the Company's profile with the Canadian securities regulators on www.sedar.com and the U.S. Securities and Exchange Commission on www.sec.gov.

Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release. The Company undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from those in the forward-looking information, refer to the Company's Annual Report and Management's Discussion and Analysis filed under the Company's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

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SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/December2020/23/c9047.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 18:04e 23-DEC-20